UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

843395104

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners IV, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,225,876 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,225,876 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,876 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.5% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,225,876 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,225,876 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,876 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.5% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,225,876 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,225,876 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,876 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.5% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,225,876 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,225,876 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,876 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.5% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,225,876 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,225,876 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,876 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.5% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           See Item 5 hereto.

CUSIP No. 843395104		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,225,876 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,225,876 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,876 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.5% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           See Item 5 hereto.

CUSIP No. 843395104	SCHEDULE 13D

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (“SONA Common Stock”), of Southern National Bancorp of Virginia, Inc. (the “Issuer” or the “Company”).  The address of the principal executive offices of the Company is 6830 Old Dominion Drive, McLean, Virginia 22101.

Item 2.                                                         Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each a managing principal of CCC IV.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

As more fully described in Items 4 and 6 below, on December 13, 2016, the Company entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Eastern Virginia Bankshares, Inc. (“EVBS”), as amended by Amendment No. 1 to Agreement and Plan of Merger (“Amendment No. 1”), and as further amended by Amendment No. 2 to Agreement and Plan of Merger (“Amendment No. 2”; the Original Merger Agreement, Amendment No. 1 and Amendment No. 2 shall be collectively referred to herein as the “Merger Agreement”).  On June 23, 2017, pursuant to the Merger Agreement, EVBS merged with and into the Company (the “Merger”), with the Company being the surviving corporation.

Prior to the Merger, Fund IV owned (1) 1,061,225 shares of common stock of EVBS (“EVBS Common Stock”) and (2) 4,048,670 shares of non-voting mandatorily convertible non-cumulative preferred stock, Series B, of EVBS (“EVBS Preferred Stock” and together with EVBS Common Stock, the “EVBS Shares”), all of which Fund IV acquired pursuant to a Securities Purchase Agreement, dated March 26, 2013, by and between Fund IV and EVBS (the “2013 EVBS SPA”).  The EVBS Shares were acquired by Fund IV using funds obtained from Fund IV’s general and limited partners, including the other Reporting Persons.

Pursuant to the Merger Agreement, upon the effectiveness of the Merger, each share of Fund IV’s EVBS Common Stock and EVBS Preferred Stock was canceled and converted into the right to receive 0.6313 shares of SONA Common Stock.  Cash was paid in lieu of fractional shares.  Accordingly, Fund IV now owns 3,225,876 shares of SONA Common Stock.

The foregoing references to and descriptions of the Merger Agreement and the 2013 EVBS SPA, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement (including its amendments), attached hereto as Exhibits 2, 3 and 4 and incorporated herein by reference, and the full text of the 2013 EVBS SPA, attached hereto as Exhibit 5 and incorporated herein by reference.

CUSIP No. 843395104	SCHEDULE 13D

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund IV previously acquired the EVBS Shares in the ordinary course of business because of Fund IV’s belief that the EVBS Shares represented an attractive investment in accordance with Fund IV’s investment strategy.

Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Persons may dispose of the SONA Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the SONA Common Stock to be distributed in kind to investors.  To the extent permitted by applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of SONA Common Stock or associated rights or securities exercisable for or convertible into SONA Common Stock, depending upon an ongoing evaluation of its investment in the SONA Common Stock and securities exercisable for or convertible into SONA Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the passivity commitments that Fund IV has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) described in Item 6 below, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the board of directors, management, strategy and future plans of the Company.

The foregoing references to and descriptions of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement (including its amendments), attached hereto as Exhibits 2, 3 and 4 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP	3,225,876	13.5%	0	3,225,876	0	3,225,876
Castle Creek Capital IV LLC (1)	3,225,876	13.5%	0	3,225,876	0	3,225,876
John M. Eggemeyer (1)	3,225,876	13.5%	0	3,225,876	0	3,225,876
J. Mikesell Thomas (1)	3,225,876	13.5%	0	3,225,876	0	3,225,876
Mark G. Merlo (1)	3,225,876	13.5%	0	3,225,876	0	3,225,876
John T. Pietrzak (1)	3,225,876	13.5%	0	3,225,876	0	3,225,876

(1)         Each of CCC IV, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak disclaims beneficial ownership of the SONA Common Stock owned by Fund IV, except to the extent of its or his pecuniary interest therein.

(2)         This calculation is based on approximately 23,876,942 shares of SONA Common Stock outstanding immediately following consummation of the transactions contemplated by the Merger Agreement, based on information reported by the Company in its Quarterly Report on Form 10-Q filed on May 9, 2017 and its Current Report on Form 8-K filed on June 26, 2017.

CUSIP No. 843395104	SCHEDULE 13D

(c)                                  None of the Reporting Persons had any transactions in the SONA Common Stock (or securities convertible into SONA Common Stock) during the past 60 days, except as described in Item 6 below.

(d)                                 Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)                                  N/A.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On December 13, 2016, the Company and EVBS entered into the Merger Agreement.  On June 23, 2017, pursuant to the Merger Agreement, EVBS merged with and into the Company, with the Company being the surviving corporation.  Upon the effectiveness of the Merger, each of the 1,061,225 shares of EVBS Common Stock and 4,048,670 shares of EVBS Preferred Stock owned by Fund IV was canceled and converted into 0.6313 shares of SONA Common Stock.  Cash was paid in lieu of fractional shares.  Accordingly, Fund IV now owns 3,225,876 shares of SONA Common Stock.

The following is a description of certain rights and restrictions applicable to Fund IV.

Board Representation.  Pursuant to the 2013 EVBS SPA, Fund IV was entitled to designate one person (the “Board Representative”) for election to the board of directors of EVBS and the board of directors of the Company’s banking subsidiary (“EVB”), for so long as Fund IV and its affiliates beneficially owned at least 5% of the outstanding shares of Common Stock (as calculated pursuant to the 2013 EVBS SPA) (the “Qualifying Ownership Interest”).  The 2013 EVBS SPA also provided that for so long as Fund IV and its affiliates in the aggregate owned a Qualifying Ownership Interest, and did not have a Board Representative currently serving on the board of directors of EVBS and the board of directors of EVB, EVBS was required to, subject to applicable law, invite a person designated by Fund IV and reasonably acceptable to EVBS to attend meetings of the board of directors of EVBS and the board of directors of EVB in a nonvoting observer capacity (a “Board Observer”).

Following the Merger, Fund IV intends to designate J. Mikesell Thomas to serve as a Board Observer at meetings of the board of directors of SONA and the board of directors of SONA’s banking subsidiary.

Preemptive Rights.  Pursuant to the 2013 EVBS SPA, Fund IV was granted preemptive rights in certain circumstances, subject to customary exceptions, providing Fund IV with the opportunity to acquire from EVBS, for the same price and on the same terms as such securities are proposed to be offered to others, such number of securities required to enable Fund IV to maintain its proportionate ownership interest in EVBS Common Stock upon the issuance by EVBS of new securities.

Passivity Commitments.  In connection with the Merger Agreement, Fund IV made certain customary passivity commitments to the Federal Reserve to ensure that Fund IV and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Registered Securities.  The securities issuable to Fund IV in accordance with the Merger Agreement have been registered under the Securities Act of 1933 pursuant to the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission on April 5, 2017, as amended by Amendment No. 1 to Form S-4 filed on May 8, 2017 and as further amended by Amendment No. 2 to Form S-4 filed on May 10, 2017, and declared effective on May 11, 2017.

The foregoing references to and descriptions of the Merger Agreement and the 2013 EVBS SPA, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement (including its amendments), attached hereto as Exhibits 2, 3 and 4 and incorporated herein by reference, and the full text of the 2013 EVBS SPA, attached hereto as Exhibit 5 and incorporated herein by reference.

CUSIP No. 843395104	SCHEDULE 13D

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of June 27, 2017, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

Exhibit 2

Agreement and Plan of Merger, dated as of December 13, 2016, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 2.1 to Southern National Bancorp of Virginia, Inc.’s Current Report on Form 8-K filed on December 14, 2016).

Exhibit 3

Amendment No. 1 to Agreement and Plan of Merger, dated as of March 8, 2017, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 2.1 to Southern National Bancorp of Virginia, Inc.’s Current Report on Form 8-K filed on March 9, 2017).

Exhibit 4

Amendment No. 2 to Agreement and Plan of Merger, dated as of April 5, 2017, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 2.1 to Southern National Bancorp of Virginia, Inc.’s Current Report on Form 8-K filed on April 5, 2017).

Exhibit 5

Securities Purchase Agreement, dated as of March 26, 2013, by and between Eastern Virginia Bankshares, Inc. and Castle Creek Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to Eastern Virginia Bankshares, Inc’s Current Report on Form 8-K filed on March 28, 2013).

CUSIP No. 843395104	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2017

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.)